PIER ACQUISITION I, INC.
3902 Peartree Place.
Calabasas, CA 91302

April 7, 2009

Ms. Michelle Lacko
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pier Acquisition I, Inc. (the “Company”)
Amendment No. 1 to Form 10/A
Filed February 19, 2009
File No. 000-53552

Dear Ms. Lacko:

This letter is in response to the comments contained in the Staff’s letter to Pier Acquisition I, Inc. (the “Company”), concerning Amendment No. 1 to Form 10/A (the “Registration Statement”), and dated March 17, 2009 (the “Comment Letter”).  We have filed a second amendment to the Registration Statement (“Amendment No. 2”) concurrent with this letter incorporating the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff's comments:

Business, page 3

1.
In light of your competitive disadvantages, please revise your Business section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in the Business section to discuss its strategy for successfully identifying and completing business combinations in light of its competitive disadvantages.

Item 1A. Risk Factors, page 5

2.
Please create a risk factor discussing that neither of your officers has serves as an officer or director of a development stage public company with the business purpose of acquiring a target business. Your disclosure should include a discussion of how management’s inexperience may affect their ability to adequately evaluate and successfully consummate a business combination.

  RESPONSE:

In response to the Staff’s comment, the Company has added a risk factor which discusses how management’s inexperience as directors and officers of a development stage public company with the business purpose of acquiring a target business may affect its inability to adequately evaluate and successfully consummate a business combination.  This risk factor appears on Page 7 of Amendment No. 2.

3.
Please add a risk factor discussing the risks associated with the added costs of being a public company, including the difficulties of establishing and maintaining acceptable internal controls over financial reporting given that your management will devote limited time to the company.

RESPONSE:

In response to the Staff’s comment, the Company has added a risk factor which discusses the added costs associated with compliance with the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002, coupled with the limited time management intends to devote to the Company, may make it difficult for the Company to continue as a going concern.  This risk factor appears on Page 8 of Amendment No. 2.

4.
Please create a risk factor discussing the likelihood that your common stock will be considered a “penny stock”.  Discuss the applicable SEC rules governing the trading of “penny stock” and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered “penny stock”.

RESPONSE:

In response to the Staff’s comment, the Company has added a risk factor discussing the likelihood that our common stock will be considered “penny stock” and the effect on the liquidity of our common stock.  This risk factor appears on Page 11 of Amendment No. 2.

5.	Please add a risk factor to disclose, if true, that you may incur substantial debt to complete a business combination, which may adversely affect your financial condition.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor “We face a number of risks associated with potential acquisitions” on Page 6 of the Registration Statement, to provide for the possibility the Company incurs substantial debt to complete a business combination.  The revised risk factor appears on Page 6 of Amendment No. 2.

There Is Competition For Those Private Companies Suitable….., page 6

6.	Please create a risk factor discussing the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

RESPONSE:

In response to the Staff’s comment the Company has created a new risk factor which discusses the low barriers with which competitors may enter the market as blank check or shell companies.  The new risk factor appears on Page 7 of Amendment No. 2.

We Are A Development Stage Company…,page 7

7.
Please expand this risk factor or add a separate risk factor to more clearly disclose that since you have not yet selected any target acquisition with which to complete a business combination, you are currently unable to ascertain the merits or risks of the target’s operations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor “The Company has no existing agreement for a business combination or other transaction” on Page 7 of the Registration Statement in order to more clearly disclose that since we have not yet selected any target acquisition with which to complete a business combination, we are currently unable to ascertain the merits of the target’s operations.  The revised risk factor appears on Page 7 of Amendment No. 2.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Pier Acquisition I, Inc.

By:	/s/ Philip J. Huml
Philip J. Huml
President